 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Stone James H. (Last) (First) (Middle) 909 Poydras Street, Suite 2650 (Street) New Orleans Louisiana 70112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Stone Energy Corporation (SGY) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for (Month/Day/Year) December 6, 2002 5. If Amendment, Date of Original (Month/Year) _______
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

             X        Director                           10% Owner
             X        Officer                             Other (specify below)
(give title below)

Officer/Other
Description           Chairman of the Board of Directors
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount | (A)/(D) | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock		|	| |	1,198,234	D
Common Stock		|	| |	3,810	I	Held by Son
Common Stock		|	| |	3,810	I	Held by Daughter
Common Stock		|	| |	192,950	I	(2)
Common Stock		|	| |	81,168	I	(3)
Common Stock		|	| |	1,045	I	(4)
		|	| |
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Stone, James - December 6, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5) (A) | (D)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title | Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (Right to Buy)	$32.96	12/06/02	A |	40,000 |	(5) | 12/06/12	Common Stock | 40,000		40,000	D
Employee Stock Option (Right to Buy)	$58.15625	05/18/00	|	|	(5) | 05/18/10	Common Stock | 50,000		50,000	D
Employee Stock Option (Right to Buy)	$20.3125	08/20/96	|	|	(5) | 08/20/06	Common Stock | 24,000		24,000	D

Explanation of Responses :

(1)
(2)	By James H. Stone Interests Partnership, reporting person disclaims beneficial ownership of 59,226 shares.
(3)	By James H. Stone Interests II Partnership, reporting person disclaims beneficial ownership of 16,234 shares.
(4)	By Stone Family Fund, L.L.C.; represents reporting person's 4% beneficial interest in shares held by the L.L.C.
(5)	Option to buy exercisable in annual increments of 20% beginning on the first anniversary of the date of grant

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ James H. Stone December 10, 2002 ________________________________ ________________________ ** Signature of Reporting Person Date Name: James H. Stone Page 2 SEC 1474 (3-99)